Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Fantasy Network Corporation
4152 Meridian St. Suite 105 #65
Bellingham, WA 98226
www.TheFantasy.Network

Up to $107,000.00 in Class B Non-Voting Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Fantasy Network Corporation
Address: 4152 Meridian St. Suite 105 #65, Bellingham, WA 98226
State of Incorporation: DE
Date Incorporated: July 10, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $107,000.00 | 21,400 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

EARLY BIRD INVESTOR PERKS

First 48 Hours – Friends & Family Early Birds | 15% Bonus Shares

Next Five Days – Early Bird Bonus | 10% Bonus Shares

Volume-based

$100+ one year subscription, invite to the annual meeting and party, access to private investors Facebook group.

$250+ Lifetime subscription, Early cast/crew announcements, invite to private hangouts Livestream.

$500+ Be the first to read and share new input on projects, vote on content to develop.

$1,000+ Access to private development channel on discord, VIP invites to TFN events

$5,000+ Beta access for new features and milestones

$10,000+ Semi-annual Livestream HNI meeting, 5% bonus shares

$20,000+ One site visit per year on TFN films / series - 10% bonus shares

$50,000+ executive producer credit on a Fantasy Network project

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

The Fantasy Network Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5/ share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

SUMMARY

Even the largest streaming services are finding it challenging to maintain the pace of growth required to stay ahead of competition from tech giants like Amazon and Apple which can afford to lose money on content creation in order to sell other products. Netflix is not expected to be cashflow positive for several years while spending an estimated $15 billion on content creation in 2019. Meanwhile, independent creators struggle to make enough to scrape by and fund their next project. Streaming services need more money, creators need more money, and viewers who can't afford to subscribe to a dozen streaming services are turning to piracy. The business model is broken.

But what if fans could be empowered to support and renew the shows that they love?

The Fantasy Network is not another streaming service or Netflix clone. Combining the business and creative expertise of Arrowstorm Entertainment (The Outpost), Zombie Orpheus Entertainment (JourneyQuest), The Forge (The Rangers), and Recursor.tv (Nina_Unlocked), TFN throws out the broken streaming video rulebook to create a new kind of platform that serves creators and fans, empowering both to produce and support their favorite stories from development to distribution. It is a platform owned by fans and creators.

What is The Fantasy Network?

The Fantasy Network is an integrated digital platform designed to support sustainable storytelling in film and television, via the following elements:

• Free and Subscription Streaming Video On-Demand (SVOD)

• Payment Processing for crowdfunding, subscriptions, sales, and digital/physical merch

• Digital/physical fulfillment

• Crowdfunding support for partner producers

• Open World Wiki

• Social Networking

• Global Distribution and Syndication to third parties

• Integrated Livestreaming

• Identity Management and SSO Server

Our ecosystem includes web browser access, plus apps on iOS, Apple TV, Android, Android TV, Roku, and Amazon Fire. Our proprietary code is currently compatible with several OTT backend services, plus Wordpress, Discord, Gumroad, Patreon, and MediaWiki.

We've built the first generation of the technology, but now we need to deploy it effectively and fund our next tech milestones.

This campaign is raising capital for the next phase of our growth, with spending focused on four key areas:

• Content

• Technology

• Marketing

• Staffing

Because TFN is focused on empowering a global community of fans and creators, we are funding on StartEngine, so that fans and creators can become stakeholders in our mission and company. If you want to own a studio that will fund films by and for Hollywood celebrities, you're in the wrong place. If you want to own a community-focused studio that empowers YOUR voices to watch, create, fund, and distribute independent fantasy film and television, read on!

What It Does

TFN puts control back in the hands of content creators and audiences. By combining the best features of Netflix, Kickstarter, Patreon, and online marketplaces, TFN makes it easy for a new viewer to join the ecosystem at any level of commitment, from binging a new series, to submitting their email address as a potential crowdfunder, to pledging to an individual show they love, to subscribing to the platform, to tipping the creator, to ordering merch, to creating their own fan fiction and derivative works.

What Makes it Unique

Instead of creating a walled garden where it's difficult to take a chance on a new show, TFN makes most content on the platform free-to-view and shareable. Thanks to nine years of detailed market data and experience from parent company Zombie Orpheus, we've developed a new business model with the motto "You can't pirate the future." By making access to quality content free, easy, and painless, we empower viewers to act and renew their favorite shows. If enough people pledge to renew a show, it is funded and a new season is greenlit. We also make it easy to support producers and individual creators via Patreon-style monthly subscriptions.

Unlike Kickstarter and Patreon, the unified system makes it easy to offer and fulfill not only standard crowdfunding rewards, but for each campaign to offer bonus subscriptions to TFN Premium, our umbrella subscription service that provides first access to new titles. Those premium subscriptions make it easier to cross-promote network content and introduce viewers to new titles.

Because the founders of TFN are content producers—we originally created TFN to distribute our own shows!—the platform has been built from the ground up to support the ongoing and sustainable production of original content by unique voices. By combining forces with other independent content producers from around the world, we can all leverage our collective strength to reach markets and build partnerships that are typically only open to larger studios or aggregators.

Under traditional production models, fans are typically expected to be passive consumers. The Fantasy Network believes that fans can be a show's biggest advocates and supporters. By focusing on building a healthy, resilient, and welcoming community of fans and producers, fans become active participants in renewing their favorite shows. With many experienced fan moderators from the Zombie Orpheus community already on board, TFN has from the beginning been able to build a positive fan culture. Our data shows that the people most likely to attack other fans or make them unwelcome are historically also the least likely to offer substantial financial support. By explicitly disallowing hate speech on the platform, it's become a place where diverse and global audiences can coexist peacefully, without negative financial impact on operations and growth. TFN is committed to supporting marginalized voices, the telling of their stories, and building a common culture of acceptance and respect.

TFN has also developed a unique and optional copyright alternative, the Shared Cinematic Universe License Agreement (SCULA). Shows that opt-in to the terms of the SCULA allow third-party creation of non-commercial and commercial derivatives, from fan fiction to entire spin-off series. Example licenses are available at http://scu.la. Strowlers, Fartherall, and Demon Hunters, our test cases, have been using the SCULA for two years.

Sales

TFN relies on six distinct revenue sources to support its ecosystem:

• Subscriptions

• Crowdfunding platform fees & campaign management

• Profits from funding and producing original content

• Digital/physical merch sales and distribution

• Direct contributions to creators (tip jar & SCULA profit-sharing)

• Aggregation and distribution to third-party services and platforms

Unlike streaming-only services, this diversification allows streaming revenues to flux with demand and interest, with the majority of ongoing revenue and growth coming from the other five sources. This keeps the platform from relying on endless private equity raises to produce original content, beyond the size or capacity of the subscribing audience.

A key differentiator for TFN is that we view existing content as advertising for its producer's next production. Because piracy is unavoidable, our core product is always something that cannot be pirated: the future. That allows us to use strong SEO (search engine optimization) to direct people who may have viewed pirated content back to our platform, where they can easily take action to fund continuation of their favorite stories.

Supply Chain

Our parent corporations include Zombie Orpheus Entertainment, Arrowstorm Entertainment, The Forge, and Recursor, making TFN a creator-managed company. All four parent corporations continue to produce award-winning, beloved television series and feature films that will stream on TFN. They also represent over forty combined years of experience crowdfunding.

Beyond content from our parent companies, TFN has licensed a growing library of independent shorts, series, and features. Transparent reporting and reliable quarterly distributions have built trust and loyalty within the TFN producer community. For creators who want to maintain their independence, TFN is becoming a destination for bespoke distribution and fundraising solutions.

In order to focus on our unique areas of expertise, TFN relies on contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. Contracts with our tech providers are fixed at specific costs for specific tiers of growth, so that back end costs do not exceed revenue.

We work with manufacturers in the United States, the EU, and Australia to source discs and merchandise. Some products are print-on-demand, fulfilled automatically from orders placed on our web store, while others ship from manufacturers to our warehousing and fulfillment partners in Indianapolis.

Customer Base

Because we begin with content, our existing reach extends to the global audiences for independent successes that include JourneyQuest, Mythica, The Gamers, AFK, One Hit Die, Ren: The Girl With The Mark, Strowlers, The Rangers and many more shows. The combined fan base has been thrilled to offer support to these creators with crowdfunding campaigns worth millions of dollars. Even without additional growth, TFN is already delighting these audiences with our focus on sustainable storytelling and creator-focused operations.

TFN is designed to appeal explicitly to fandom, an umbrella that encompasses viewers who are actively and passionately engaged with the content that they love. From the freedom to create offered by SCULA shows to the ability to renew their favorites directly, within TFN fandom is empowered do so what they do best: turn the love of good stories into communities that support those stories.

While branded as fantasy, TFN includes science fiction, speculative fiction, superheroes, and other similar genres in our content library. We give the imagination permission to dream, rather than attacking our most passionate fans (a mistake that Hollywood makes far too often).

Our core customer base is split into two broad categories: brand-based and show-based.

Brand-based customers believe in the mission and philosophy of The Fantasy Network and are most likely to subscribe to the platform. They are eager to view new shows, want to see TFN succeed, and are brand evangelists. They understand the culture of the community and help onboard new fans.

Show-based customers are passionate about a single show. They don't care where they watch it, as long as the story continues. They are most likely to support a crowdfunding campaign for that show, then to watch it on TFN using the term-limited subscription offered as part of the pledge rewards. Their passion is key to the success of renewal campaigns and many will work tirelessly to promote the show and grow its audience.

Beyond these customers, TFN attracts more passive viewers based on social sharing, recommendation, press, and marketing. These viewers may visit once to watch a show for free, then forget about the platform until they encounter a link to it again. Repeated exposure to a streaming platform without an aggressive upsell, along with clear messaging about optional ways to support the content that they love, creates a long-term opportunity for conversion into an active supporter. Additionally, free apps with free content make push notifications possible when new content launches.

Combining streaming, crowdfunding, merch, and a subscriber-editable wiki into a unified page allows viewers to engage at their personal interest level, building brand loyalty.

Parent Companies

The Fantasy Network Corporation is owned and operated by four parent companies.

ZOMBIE ORPHEUS ENTERTAINMENT (ZOE)

Creators of four ongoing series – JourneyQuest, The Gamers, Strowlers, and Demon Hunters – plus a number of feature films, shorts, and several weekly live streamed shows, ZOE pioneered the Fan Supported and Creator Distributed model, which we have now expanded into a movement with The Fantasy Network. ZOE has crowdfunded millions of dollars for their shows, produced content around the world, and is sustained by a passionate global fandom.

ARROWSTORM ENTERTAINMENT

Arrowstorm Entertainment is a rapidly expanding film production studio, headquartered in Utah, south of Salt Lake City. With over 20 internationally distributed feature films in the science fiction and fantasy genres, Arrowstorm is a powerhouse of creativity, giving life to undiscovered worlds that aim to capture the imagination of audiences worldwide.

THE FORGE STUDIOS

The Forge Studios is a Washington, DC area based production company that primarily focuses on the fantasy and sci-fi genres. They consider themselves storytellers pushing into Comics, Games (Boardgame, VR/AR) and have developed a strong Rolodex of industry professionals. The Forge looks towards stories of light and hope like their family friendly film, The Fellows Hip: Rise of the Gamers, or their epic fantasy The Rangers. They also hosted the VIP Film & TV Summit bringing industry professionals to the DC market. as well as a partner with CineFrame, a crypto-currenty for filmmakers. They have a "together filmmaking" mantra and know the way of the future is together.

RECURSOR.TV

Recursor.TV (owned by Iota Capital LLC) is a Webby Award winning site featuring science fiction content most of which has been independently produced. The founder of Recursor.TV produced Nina_Unlocked, winner of the Boston Sci Fi Film Festival 2017 Best Series and is currently in post production on Mayfield's Game starring Sean Astin and Academy Award winner Mira Sorvino.

Operations Between Entities

TFN operates as an independent entity with a clear mission, serving producers of fantasy and science fiction content with a streaming, fulfillment, and distribution

platform. TFN's parent companies operate as producers of fantasy and science fiction content. As producers themselves, TFN's owners are motivated to run a company that grows the audience for independent fantasy, deals ethically with content producers, and frees their own companies to focus on content.

TFN's capital decisions are made by a Board of Directors, led by President of the Board Ben Dobyns (Zombie Orpheus Entertainment). Other current board members include Ron Newcomb (The Forge), Jason Faller (Arrowstorm Entertainment), and E.J. Kavounas (Recursor.TV).

Transactions Between Entities

All four parent companies have loaned working capital to TFN. Those loans are scheduled to be repaid responsibly, as operating revenue and capital investments mature.

TFN distributes streaming revenue to producers based on the percentage of minutes viewed relative to all views on the platform, multiplied by that quarter's Producer Fund allocation. Those terms apply equally to content from parent companies and third-party producers.

Competitors and Industry

Competitors & Industry

TFN's position in the streaming and crowdfunding industry is unique. As streaming platforms have proliferated and the market has fragmented, generations of streaming companies have come and gone. Most platforms are reactive: they see Netflix's success and want to replicate a market demand that's already being met, rather than asking what comes next and how to plan for that future demand today.

The industry also suffers from Walled Garden Syndrome, or a "Build it and they will come" mentality. The problem is that silos inhibit discovery, forcing potential viewers to spend money before they've made an emotional commitment. Meanwhile, market fragmentation creates consumer frustration, with complaints about the total cost of subscriptions to multiple streaming services a constant refrain on social media.

Within that environment, a small number of platforms have been able to establish a meaningful presence, including major players like Netflix and Hulu and niche streamers like Shudder. But the unfortunate unspoken truth within the industry is that every platform is losing money. Without ongoing financial backing, platforms cannot sustain themselves on subscriptions alone.

TFN's closest market competitors are Shudder and Seed & Spark. TFN maintains a good relationship with Seed & Spark and has experimented with TFN-branded content on their streaming platform.

Ultimately, TFN management believes that silo-based subscription businesses are not sustainable without market dominance or as intentional loss-leaders. As we have no desire to compete in scale (and potentially go billions into debt, as Netflix has done), nor do we wish to operate as a loss-leader for a megacorporation (like Amazon Prime Video or Disney Plus), that means shifting our core success metrics from number of units sold to building a sustaining and loyal audience. With multiple revenue streams and the ability to pivot based on market demand and interest, TFN reduces reliance on any single model and allows the community's experience and input to help direct our attention.

In a market where companies and equity are looking for a fast exit and large profits, our focus on long-term sustainable growth makes TFN even more unusual. Because we are primarily creators with stories to tell, pursuing a buy-out from a larger corporation or equity investment firm is antithetical to our goals. That clear, public commitment in turn motivates long-term brand loyalty from the TFN audience.

Another rapidly growing model within the streaming industry is ad-supported, as The CW has done with great success. TFN does not currently intend to include advertising in our platform, especially since the CPM we receive in direct crowdfunding contributions dramatically exceeds typically advertising rates. If we were to enable advertising, it would only be at a later stage of growth and in a way that did not detract from the core viewing experiencing.

TFN is adamantly opposed to turning our audience into a product that we sell to advertisers or third parties. The relationship and trust that we've created with our community is our most unique business element and is not for sale. (In fact, to sell that audience would be to destroy that audience, as it would betray the trust they have given us.)

Current Stage and Roadmap

CURRENT STAGE AND ROADMAP

Technology

We built TFN from the grassroots up, thanks to the support of audiences from our parent companies. The platform is now at the stage where it replicates the functions of most other small streamers. Additionally, we have built the core proprietary systems that enable platform independence, including the SSO and identity management server that connects our back-end services and front-end experience reasonably seamlessly.

Our most recent achievement has unlocked the ability to integrate streaming, pre-funding, crowdfunding, sales, wiki editing, and subscriptions into a unified, single-page experience. Once we bring this milestone to market (we are currently in beta testing), we'll move quickly to our second phase of development.

We are currently executing a move to a new streaming stack that will allow us to deploy our unique technology not just on the web, but within our library of apps. The first phase is scheduled to complete at the end of January 2020.

Following completion of the migration process, along with all necessary bug testing, we'll enter a long process of working on planned milestones that open up the potential of our new platform, including an industry-first video player that makes our technology shareable and embeddable, plugins to enable creators to integrate a whitelabel version of our technology into their own sites, improving our crowdfunding dashboard for creators, and reducing interface friction for viewers and subscribers.

Content

TFN is preparing a slate of content crowdfunding campaigns for partner producers in 2020, beginning with season two of Ren: The Girl with the Mark and season three of AFK. We continue to license content from third-party creators and our parent companies all have numerous projects in the crowdfunding and production queue for 2020, including new seasons of JourneyQuest, The Rangers, and Strowlers.

We are also pursuing partnerships with distribution companies who can offer pre-sale agreements for TFN content, as well as more opportunities to license our library on other platforms.

In 2019 we were approved as a CAVCO-certified web platform in Canada, which has allowed us to offer distribution agreements to Canadian producers that unlock significant Federal tax credits and rebates. We are also officially recognized as an online platform by IPF and Bellfund and have helped numerous shows apply for additional funding through those programs.

Because the film industry is in constant flux and because most deals never reach production, it's important to note that while we have many additional projects and partnerships in development, it's safer to assume that they don't exist unless and until contracts are signed and funding is released.

Marketing

To date our marketing has been entirely based on word-of-mouth and email outreach from our parent companies. A successful raise on Start Engine will allow us to retain dedicated marketing services to begin formal campaigns and outreach as the platform and our content library mature.

We are booked to exhibit in 2020 at Gen Con Indy, where we hope to again sponsor their film festival (as we did in 2019).

Staffing

A successful raise on StartEngine will enable us to move from incubation to independence, hiring new staff across key areas, including individual management of our technology, marketing, distribution, production, community-building, and crowdfunding initiatives.

Revenue

The Fantasy Network operations and development have to date been subsidized by its parent companies, with fixed monthly operating costs of around $4000. At this scale, the company can operate indefinitely. Additional investment will allow the company to accelerate growth. Equity raised beyond our current annual operating budget makes it possible to hire additional staff for development, marketing, content, and operations, increasing our spending in order to improve our position and reach in the market.

If future revenue does not cover increased spending, TFN could scale back to its current size and continue to operate indefinitely.

Timeline

January 2020 - Launch StartEngine Equity Campaign

February/March 2020 - Kickstarter campaigns for partner projects (Ren & AFK)

April 2020 - Budget for 2020 Q3 and Q4 based on StartEngine equity totals

May 2020 - Begin growth phase, with targeted spending from investment dollars for marketing, technology, content, and operations

Because TFN operates first and foremost on a sustainability model, the company's key responsibility to owners, shareholders, and fans is to match our ambitions to what can be achieved with cash on hand. Spending in excess of revenue is used primarily to achieve major milestones, aiming with each milestone to push the monthly revenue curve higher.

The Team

Officers and Directors

Name: Ron Newcomb

Ron Newcomb's current primary role is with HMS Technoloigies. Ron Newcomb currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO (Chief Executive Officer)
  Dates of Service: March 06, 2018 - Present
  Responsibilities: Setting the vision for the Company.

- **Position:** Member - Board of Directors
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Top-level strategy and direction

Other business experience in the past three years:

- **Employer:** HMS Technoloigies
  Title: Project Manager
  Dates of Service: September 18, 2017 - Present
  Responsibilities: Overseeing the IT contracting team for the National Cemetary Administration supporting the Dept. of Veteran Affairs (VA).

Other business experience in the past three years:

- **Employer:** The Forge Studios
  Title: CEO
  Dates of Service: May 01, 2009 - Present
  Responsibilities: Running all business affairs for the company

Name: Benjamin Dobyns

Benjamin Dobyns's current primary role is with Zombie Orpheus Entertainment. Benjamin Dobyns currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Driving the technology

- **Position:** President of the Board
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Top-level strategy and decision-making

Other business experience in the past three years:

- **Employer:** Zombie Orpheus Entertainment
  Title: CEO
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Business Affairs for ZOE

Other business experience in the past three years:

- **Employer:** St Agnes Anglican Church
  Title: Organist
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Music selection and performance

Other business experience in the past three years:

- **Employer:** Christ Church Cathedral
  Title: Musician
  Dates of Service: October 15, 2016 - Present
  Responsibilities: Music selection and performance

Name: Jason Faller

Jason Faller's current primary role is with Arrowstorm Entertainment. Jason Faller currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Creating strategic business development opporutnities

- **Position:** Member - Board of Directors
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Strategy and decision-making

Other business experience in the past three years:

- **Employer:** Arrowstorm Entertainment
  Title: Managing Member
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Managing Member

Name: E.j. Kavounas

E.j. Kavounas's current primary role is with Iota Capital LLC (owner of Recursor.TV) . E.j. Kavounas currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Planning a strategic direction for the company

- **Position:** Member - Board of Directors
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Strategy and decision-making

Other business experience in the past three years:

- **Employer:** Iota Capital LLC (owner of Recursor.TV)

Title: Managing Member, CEO of Recursor.TV
Dates of Service: May 01, 2016 - Present
Responsibilities: responsible for leading investments in real estate, entertainment and technology; CEO of Recursor.TV, Producer of the web-series Nina_Unlocked, Producer of the feature film Mayfield's Game

Other business experience in the past three years:

- **Employer:** East Beach Capital
  Title: Senior Advisor
  Dates of Service: March 01, 2019 - Present
  Responsibilities: He is responsible for financing activities of a real estate private equity fund

Other business experience in the past three years:

- **Employer:** Miramac Capital LLC
  Title: Managing Partner
  Dates of Service: March 01, 2017 - Present
  Responsibilities: founded a private equity fund to finance commercial real estate lending

Other business experience in the past three years:

- **Employer:** Arixa Capital Advisors
  Title: Managing Director
  Dates of Service: May 01, 2016 - May 01, 2017
  Responsibilities: responsible for launching a commercial real estate lending platform

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering CLASS B COMMON SHARES in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Fantasy Network Corporation was formed on 7/10/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Fantasy Network Corporationhas incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Fantasy Network Corporation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Fantasy Network Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Fantasy Network Corporation could harm our reputation and materially negatively impact our financial condition and business.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

To date, we have generated minimal revenues from our principal operations. We have sustained losses since inception. Because losses will continue until such time that we can generate significant revenue from the Fantasy Network Platform (collectively, the "Platform"), and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2019, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

We are a new company with risks related to small early stage businesses.

We are a new company (commencing operations in 2018) and are, therefore, subject to the risks and expenses that most early stage or small businesses face. We have no operating history on which to base an evaluation of our business and prospects. In addition, we minimal revenues, and expect to experience substantial net losses in the foreseeable future. In order to be successful, we must, among other things, successfully execute our business and marketing strategy, successfully market and operate the Platform in compliance with applicable law, acquire or license compelling content, obtain user generated content, respond to competitive developments, and attract and retain qualified personnel. There can be no assurance that we will be successful in accomplishing the foregoing, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

We face intense competition.

The content and video product business is highly competitive. The Company faces competition from existing online streaming platforms such as Netflix, Amazon and HBO, from film studios such as Universal and Paramount), and from modern entertainment companies such as Legion M. Most of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. Most of these competitors can secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, these competitors can likely take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us. In addition, there is nothing preventing the existing major online streaming companies and studios from adopting our business model or starting competitive services. There can be no assurance that we will compete successfully with such competitors.

If we are unable to retain our key personnel and attract new personnel, we may be unable to execute on our business plan.

Our success depends in significant part on the continued services of our current management team, namely, Benjamin Dobyns, Ronald Newcomb and Jason Faller. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

We may need additional financing and the inability to obtain such financing may have an adverse impact on our business and your ownership interest.
Even if we sell all the Class B Common Stock in this Offering, we anticipate we will need substantial additional capital to fund working capital needs. There can be no assurance that additional financing will be available to us on commercially reasonable or acceptable terms, or at all. In addition, we may raise such additional equity capital from the sale of common stock to individuals or institutions that may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, but not limited to, a lower purchase price. Further, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of such preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, the issuance of additional equity securities would result in a dilution of your ownership interest in us. In addition, if we incur debt, the risks associated with our business and with owning our capital stock could increase.

Demand for our services is uncertain.
We are uncertain whether consumers will accept our service and, therefore, of the actual demand for our service. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition. Our ability to attract users will depend in part on our ability to consistently provide our users with compelling content choices. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain userships. If consumers do not perceive our service offering to be of value, we may not be able to attract and retain users.

If we fail to establish a positive reputation with consumers concerning our Platform, including the content we offer, we may not be able to attract or retain users, and our operating results may be adversely affected.
We believe that a positive reputation with consumers concerning our service is important in attracting and retaining users who have a number of choices from which to obtain entertainment video. To the extent our content is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted.

If studios, content provider, users or other parties refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.
Our ability to provide our users with content they can watch depends on studios, content providers, users of our Platform, and other rights holders licensing rights to such content and certain related elements thereof. If the studios, content providers, our Platform users and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our

users will be adversely affected and/or our costs could increase.

If the technology we use in operating the Platform fails, is unavailable, or does not operate to expectations, our business and results of operation could be adversely impacted.

We use a combination of proprietary and third party technology to operate our business. If we experience difficulties in the operation of this technology, our ability to efficiently and effectively deliver streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.

Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our Platform will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our Platform. Further, our Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or our Platform. Cyber-attacks may target users, or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store personal and other sensitive information/digital data of our investors, users and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. While we have not filed for any patent protection, we are exploring the patentability of certain aspects of our platform, however, we may never file or be granted patent protection. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market all or portions of our Platform, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our Platform in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting

our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our Platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our Platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

No management Rights in us.

Subject to applicable law and, except as mentioned in our organizational documents, the holders Class B Common Stock have no voting rights or other management or control rights in us, and, consequently, an investment in Class B Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, the holders of Class B Common Stock, will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of the holders of Class B Common Stock disapprove. In assessing the risks and rewards of an investment in the Class B Common Stock, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and the holders of Class B Common Stock will be subject to the decisions of our directors, officers, employees and voting stockholders.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct business, or incur greater operating expenses.

The existence, adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. Our inability to comply with such laws could have an adverse effect on our business, results of operations and financial condition. In addition, compliance with new regulations or legislation or new interpretations of existing regulations or legislation, could cause us to incur additional expenses or alter our business model.

We may be unable to pay dividends.

We do not expect to achieve profitability or pay dividends in the near future. In addition, we cannot assure that we will ever pay dividends.

Management Discretion As To Use Of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability And Liquidity.

Each Investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and investors may lose their entire investment.

The Offering is on a "best efforts" basis and we only have a $10,000 minimum amount to be raised, prior to us beginning to close on and using the proceeds of subscriptions. If we are unable to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Patent protection

While we have not filed for any patent protection, we are exploring the patentability of certain aspects of our platform, however, we may never file or be granted patent protection.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Conflict of Interest and Management Time Spent on Outside Businesses

The principals of TFN will continue to have jobs and business activities outside of TFN. Some of the principals own and maintain companies with ongoing operations in the television production and distribution and related spaces which might currently and in the future be competitive with the operations of TFN.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arrowstorm Entertainment, LLC (Jason Faller owns 50%, Kynan Griffin owns 50%)	460,650	Class A Voting Common Stock	27.75
The Forge Studios, LLC (Ron Newcomb owns 100%)	460,650	Class A Voting Common Stock	27.75
Zombie Orpheus Entertainment, LLC (Ben Dobyns owns 1/3, Rennie Araucto owns 1/3, Brad Roberts owns 1/3)	614,200	Class A Voting Common Stock	37.0

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 1,660,000 outstanding.

Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

Class B Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Stock
  Type of security sold: Equity
  Final amount sold: $166.00
  Number of Securities Sold: 1,660,000
  Use of proceeds: incorporating the company
  Date: July 10, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

TFN is in the best position as it is the next evolution of four fantasy & sci-fi films companies coming together. The companies are not dependent upon TFN as they are freely generating revenue by making film products and IP.

In short, TFN is the combination of four film companies coming together with an eager and mobilized fan base ready for allowing them to be a part of something unique. The power of TFN is in it's fans and the content we can all create together.

Though the parent companies shall operate independently to create content, the power is the coming together under The Fantasy Network.

The Fantasy Network operations and development have to date been subsidized by its parent companies, with fixed monthly operating costs of around $4000. At this scale, the company can operate indefinitely. Additional investment will allow the company to accelerate growth. Equity raised beyond our current annual operating budget makes it possible to hire additional staff for development, marketing, content, and operations, increasing our spending in order to improve our position and reach in the market.

If future revenue does not cover increased spending, TFN could scale back to its current size and continue to operate indefinitely.

Foreseeable major expenses based on projections:

TFN Technology: website and streaming platform: AVOD + SVOD.

Development of Content: This is with our TFN Producing Partners and our own "In-House" Content.

Syndication of Content: we believe there is value in having legacy shows that meet the needs of our customers.

Marketing: we will continue to get the word out; broad and wide!

Accounting | Legal | Insurance

Future operational challenges:

We know we need to have several fully dedicated staff to make this a truly viable business. This would bring with it the chllanges of employees. We see them as working remotely, which will include some technology acquiring to make this truly viable.

The four parent companies are already running and can support TFN with productions, however, the lack of funds may significantly extend the timeline of our complete tech development, onboarding of full-time team members, and fully funding original content.

Future challenges related to capital resources:

Our timelines is the biggest factor. The more capital we have, the quicker we can proceed with our development plan and make a difference to those that love fantasy and sci-fi, like us.

Future milestones and events:

The 1st $100,000 is a significant amount to get us the resources needed to move things ahead. Resources being either capital or manpower. TFN shall need the capital to make its timeline along with the personnel to execute the plan.

At $500,000 we will be able to start to bring on full-time staff.

At $1,000,000 we can start to offer original programming. TFN has strategic partnerships already established with production companies. We have identified several scripts and teams to move ahead with.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

ZOE has been able to Loan a substantial amount for start up costs and early operations, and anticipates being able to cover the short term financing needs of TFN. Other partners have also made recent capital contributions, and these partners have access to additional financing if needed.

Obviously, additional financing obtained through this offer will enhance the growth of the organization by expanding capital resources as indicated in the offering information.

In addition to this, TFN has and is able to obtain trade credit with Vendors with whom it has worked with in the past, although it held no outstanding Lines of Credit nor Accounts Payable at the end of the FY 2018.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will significantly impact the speed with which we can execute the desired plan. We do bring in revenue. The four member companies could have financial resources for capital contributions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are essential in the sense that now is the time to execute. We have the technology, but need the capital to bring on new content, syndicated content, original content and get the word out about the unique opportunity.

For the development and growth that we plan for if fully capitalized, 75% of that total budget would come from the equity crowdfunding raise. These funds would be used to increase the growth that TFN is already experiencing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Fantasy Network currently is accepting subscribers from its streaming platform and is generating revenue. We are already able to operate the company via the combination of existing revenue streams and capital contributions from our parent companies. As such, we expect to operate the company indefinitely.

This is for a year of operation. The expenses are:

- Technology

- Administration

- Marketing

- Content

- Services

How long will you be able to operate the company if you raise your maximum funding goal?

The desire would be to onboard quickly, so this would be a year of expenses, however if needed, TFN could run lean and carry this over 10 years.

The Fantasy Network currently is accepting subscribers from its streaming platform and is generating revenue. We are already able to operate the company via the combination of existing revenue streams and capital contributions from our parent companies. As such, we expect to operate the company indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have Future Capital Raise Considerations.

Indebtedness

- **Creditor:** Zombie Orpheus Entertainment, LLC
  Amount Owed: $27,513.94
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  There is no personal guarantee by any of the shareholders of TFN to Zombie Orpheus, LLC, for the balance due; nor is there a specific term to the loan, but this loan shall be repaid prior to any distributions of profits to investors; the interest rate is Interest Rate of Prime plus One Percent. The loan would need to be repaid prior to dividends. The creditor is one of the parent companies and will remain responsive to the needs of TFN.

- **Creditor:** The Forge, LLC

Amount Owed: $6,510.44
Interest Rate: 6.0%
Maturity Date: December 31, 2020
There is no personal guarantee by any of the shareholders of TFN to Zombie Orpheus, LLC, for the balance due; nor is there a specific term to the loan, but this loan shall be repaid prior to any distributions of profits to investors; the interest rate is Interest Rate of Prime plus One Percent. The loan would need to be repaid prior to dividends. The creditor is one of the parent companies and will remain responsive to the needs of TFN.

Related Party Transactions

- **Name of Entity:** Zombie Orpheus Entertainment, LLC
  Names of 20% owners: Ben Dobyns, Rennie Araucto, and Brad Roberts
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: ZOE has advanced operating expenses under the Operating Agreement of the LLC to which it is entitled reimbursement and interest accrued. On December 31st, 2018, the Balance of the Loan was $3,262.00. On July 9th, 2019, the Balance of the Loan was $27,513.94
  Material Terms: The funds are carried as a Loan Receivable on ZOE's Balance Sheet and Interest is accrued on a Quarterly basis at an Interest Rate of Prime plus One Percent (1%). The US Federal Prime Interest Rate was stated at Five Point Five Percent (5.5%) as of December 20th, 2018. There is no personal guarantee by any of the shareholders of TFN to ZOE for the balance due, nor is there a specific term to the loan.

- **Name of Entity:** The Forge, LLC
  Names of 20% owners: Ron Newcomb
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Forge has advanced operating expenses under the Operating Agreement of the LLC to which it is entitled reimbursement and interest accrued. On December 31st, 2018, the Balance of the Loan was $0.00. On July 9th, 2019, the Balance of the Loan was $6,510.44.
  Material Terms: The funds are carried as a Loan Receivable on The Forge's Balance Sheet and Interest is accrued on a Quarterly basis at an Interest Rate of Prime plus One Percent (1%). The US Federal Prime Interest Rate was stated at Five Point Five Percent (5.5%) as of December 20th, 2018. There is no personal guarantee by any of the shareholders of TFN to The Forge for the balance due, nor is there a specific term to the loan.

Valuation

Pre-Money Valuation: $8,300,000.00

Valuation Details:

The Company set its valuation internally, without a formal-third party independent valuation.

The Fantasy Network's valuation comes from the power of four companies. A good case study is that of Image Comics. There are four primary areas.

1. Potential Value of Subscribers: Each company has had a successful gathering of fans. By taking the number of fans that backed crowdfunding campaigns of the past + social media (predominantly via Facebook) + subscribers on YouTube; this offers TFN's potential reach to be over 600,000. TFN hopes to capture a percentage of these fans (1.5% as an arbitrary percentage) or approximately 9,000. Netflix is public and reports some pricing and user information. There is some analysis by third parties using Netflix reported data to estimate a Lifetime Value per customer. One such analysis (https://www.innovationtactics.com/customer-acquisition-cost-and-customer-lifetime-value/) estimates Netflix's LTV at $673. Using approximately half of Netflix' estimated LTV for the TFN LTV or approximately $378 per customer X the potential number of subs of 9,000 to arrive at the $3.4M figure.

2. Expected Value of Crowdfunding: TFN's strength is in mobilizing a crowd. One of TFN's partners has raised over $2mil. in the crowdfunding space. TFN starts with the known fan reach (Subs in Network) with a capture of 10%, we magnify that by known numbers of crowdfunding backers giving us a Crowdfunding reach of potentially $4 mil.

We took our combined subscribers from Youtube and Facebook to be our baseline reach (though we also have Instagram, email lists and others) = 624,563. We took 10% of capturing that subscriber base that may convert = 62,456. Then we used our combined crowdfunding average ($65.87) giving as a multiplier = $4.1mil.

3. Future Content Production Value: The beauty of TFN is that there are known products with past performance to pull from. The TFN team has made over $20 mil in their separate sales and film businesses. TFN starts with the average of each film, and will be getting a Producer Fee (20%) for each, with an expected production slate of 5 films per year, giving TFN an additional $500k in revenue. Other expected Value Based upon past sales of products times fives as each film will be exploited to the utmost. Remember, George Lucas is the one who enlightened us "that the money is in the toys". Fantasy and Sci-Fi are ripe for other IP exploitation in the form of games (card, board & video), along with other products such as extended or director's cut DVD options and the like. TFN will not leave any money on the table.

In short, TFN is the combination of four film companies coming together with an eager and mobilized fan base ready for allowing them to be a part of something unique. The power of TFN is in it's fans and the content we can all create together.

https://docs.google.com/spreadsheets/d/12uhJJe6nui3d01v17YzB2OpkQHFpB-H0eMNb67uAbuM/edit?usp=sharing

In the future, we may, either at our own discretion or by obligation, perform valuations of our common stock that take into accounts factors such as the following:

-unrelated third party valuations of our common stock;

-the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of those securities relative to those of our common stock;

-our results of operations, financial position and capital resources;

-current business conditions and projections;

-the lack of marketability of our common stock;

-the hiring of key personnel and the experience of our management;

-the introduction of new products;

-the risk inherent in the development and expansion of our products;

-our stage of development and material risks related to our business;

-the likelihood of achieving a liquidity event, such as an intial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

-industry trends and competitive environment;

-trends in consumer spending, including consumer confidence;

-overall economic indicators, including: gross domestic product, employment, inflation, and interest rates; and

-the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *StartEngine Platfom Fees*
  94.0%
  StartEngine Platfom Fees

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  20.0%
  Would utilize Facebook targeted Ads, along with other social media (Instagram, Twitter, etc.). Would target strategic brands to initiate banner ads.

- *Inventory*
  25.0%
  Investing in original content along with syndicated content.

- *Research & Development*
  20.0%
  This would be used in order to help in developing projects. This shall be used for helping move from a solely SVOD service to an AVOD and SVOD service.

- *Company Employment*
  20.0%
  Providing a CEO Salary for full-time, along with adding a COO, a CFO, a project manager, a content development agent, and a graphic artist.

- *Operations*
  5.0%
  This would be overhead for a CPA, web services, etc.

- *Working Capital*
  4.0%
  Capital to be utilized as needed for strategic join ventures or opportunities as they arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.TheFantasy.Network (http://thefantasy.network/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-fantasy-network

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Fantasy Network Corporation

[See attached]

I, Ron Newcomb, Chief Executive Officer (CEO) of The Fantasy Network Corporation, hereby certify that the financial statements of The Fantasy Network, LLC, and notes thereto for the period ending December 31st, 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended December 31st, 2018, the amounts reported on our tax returns were total income (loss) of $(6,469); taxable income (loss) of $(6,469), and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1/25/2020 (Date).

 (Signature)

CEO

___1/25/2020___ (Date)

1

The Fantasy Network, LLC

**FINANCIAL
STATEMENTS
(UNAUDITED)
AS OF AND FOR THE YEAR ENDED**
December 31, 2018

The Fantasy Network, LLC
Index to Financial
Statements (unaudited)

The Fantasy Network, LLC
Balance Sheet
as of Dec. 31st, 2018

Assets		
Cash	$	-
OHD Work In Progress Inventory		16,622
Goodwill and Other Intangibles		50,000
Less Amortization of Goodwill		(2,639)
Total Assets		63,982
Liabilities		
OHD Unearned Revenue		19,828
Loan due to Members		3,262
Total Liabilities		23,090
Opening Members' Equity		50,000
Retained Earnings		(9,108)
Total Member Equity		40,892
Total Liabilities & Equity	$	63,982

Tuesday, Apr 02, 2019 11:04:19 AM GMT-7 - Accrual Basis

1

The Fantasy Network, LLC
Statement of Operations
January 1st to December 31st, 2018

	Q1	Q2	Q3	Q4	2018
Income					
In-State Wholesale					
VHX	-	-	-	41	$ 41
Total In-State Wholesale	-	-	-	41	41
Out-of-State Wholesale					
VHX	-	23	1,019	642	1,683
Roku	-	-	97	96	192
Amazon.com	-	7	161	7	175
Total Out-of-State Wholesale	-	30	1,276	745	2,051
Out-of-State Retail					
GenCon	-	-	276	-	276
Total Out-of-State Retail	-	-	276	-	276
Total Income	-	30	1,552	786	2,368
Costs of Goods Sold					
Royalties to Creators	-	-	-	-	-
Total Costs of Goods Sold	-	-	-	-	-
Gross Profit	-	30	1,552	786	2,368
Selling, General, & Administrative Expense					
Distribution Costs					
Crowdfunding	-			256	256
Misc. Distribution	-		203	619	822
Misc. Post-Production	-			57	57
VHX Fees	-	63	94		157
Other Dues & Subscriptions	-			12	12
Web Hosting	-		1,848		1,848
Website	-	500	800	182	1,482
	-	563	2,945	1,126	4,634
Marketing Costs					
Advertising & Marketing	-		14	11	25
Contractors	-		300		300
Graphic Design	-			128	128
	-	-	314	139	453
General & Administrative Costs					
Legal Fees	1,350	-	2,200	-	3,550
Amortization of Goodwill	-			2,639	2,639
Taxes & Licenses	200	-	-	-	200
	1,550	-	2,200	2,639	6,389
Total SG&A	1,550	563	5,459	3,904	11,476
Net Operating Profit/(Loss)	(1,550)	(533)	(3,907)	(3,118)	$ (9,108)

Tuesday, Apr 02, 2019 11:04:19 AM GMT-7 - Accrual Basis

The Fantasy Network, LLC
Statement of Changes in Members' Equity
as of Dec. 31st, 2018

	Zombie Orpheus Entertainment, LLC	Arrowstorm Entertainment, LLC	The Forge Studios, LLC	All
Total Membership Capital, January 1	$ -	$ -	$ -	$ -
Member Opening Capital Contributions	$ 20,000	$ 15,000	$ 15,000	$ 50,000
Net Income/(Loss) for the Year	(3,644)	(2,732)	(2,732)	(9,108)
Total	16,356	12,268	12,268	40,892
Less: Withdrawals	$ -	$ -	$ -	$ -
Net Change in Membership Capital	16,356	12,268	12,268	40,892
Total Membership Capital, December 31	$ 16,356	12,268	$ 12,268	$ 40,892

Tuesday, Apr 02, 2019 11:04:19 AM GMT-7 - Accrual Basis

The Fantasy Network, LLC
Statement of Cash Flows
as of Dec. 31st, 2018

Cash Flow from Operating Activities		
Net Income/(Loss)	$	(9,108)
Amortization of Goodwill		2,639
Increase in WIP Inventory		(16,622)
Increase in Unearned Revenue		19,828
Cash provided (used) in operating activities		(3,262)
Cash Flow from Investing Activities		-
Cash provided (used) by investing activities		-
Cash Flow from Financing Activities		
Borrowings of long-term debt		3,262
Cash provided (used) by financing activities		3,262
Net increase in cash		
Cash at the beginning of the year	$	-
Cash at the end of the year	$	-

Tuesday, Apr 02, 2019 11:04:19 AM GMT-7 - Accrual Basis

NOTE 1 – NATURE OF OPERATIONS

The Fantasy Network, LLC was formed on March 6th, 2018 ("Inception") in the State of WA. The financial statements of The Fantasy Network, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Shoreline, WA.

The Fantasy Network, LLC_is a subscription and freemium streaming platform for fantasy and sci-fi content, whereas fans are also invited into the creative process. Like other traditional media companies, The Fantasy Network gets support from our fans. However, unlike any other media company - we also get their participation. Our fans are provided with the capacity to watch the best new and original content on our already available streaming service from some of the best creators in the world. They can watch passively, or they can engage and vote on their favorite shows to choose which gets support from TFN for additional content. Fans can also engage with TFN in the most active way yet: by becoming content creators themselves and submitting projects to receive our crowdfunding guidance and support. TFN is a disruptor of the sci-fi and fantasy world - we're allowing our audience to be a part of the story.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and July 9th, 2019. The respective carrying value of certain on- balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Goodwill

From Inception, the Company has recognized an intangible asset representing the know-how, ideas, and services developed through their respective experiences in the entertainment industries, and the benefit of the professional relationships within the entertainment industries. For purposes of establishing each Member's capital account, the fair market value of each Member's contribution (as set forth under the terms of Article 2.8 of the original Operating Agreement dated March 2nd, 2018) was deemed to be $15,000 for Arrowstorm Entertainment, LLC; $15,000 for The Forge Studios, LLC and $20,000 for Zombie Orpheus Entertainment, LLC. Each Member's capital account was credited with that Member's capital contribution. On December 31st, 2018 the Company recognized $2,639 in Amortization Expense under the 15-year, Straight Line method.

Work In Process Inventory

During the process of Production of a Film as part of a Crowdfunding Project, the costs associated with the Film and with fulfilling the rewards for pledges to the Crowdfunding campaign are capitalized. These projects generally complete within one to two years and are expensed as they are fulfilled. As of December 31st, 2018, there was only one crowdfunded project in progress, with a total of $16,622 in capitalized costs. All pledges for the crowdfunded project were substantially fulfilled prior to June 30, 2019, at which point the costs were expensed to their appropriate Production and Fulfillment Accounts.

Unearned Revenue

As part of Crowdfunding activities for new projects, the Company receives advance payments for pledges toward successfully funded projects. These payments are recorded as Unearned Revenue until the pledge rewards for those payments are fulfilled. As of December 31st, 2018, there was only one crowdfunded project in progress, with a total of $19,828 in unfulfilled pledge payments. All pledges for the crowdfunded project were substantially fulfilled prior to June 30, 2019, at which point the payments were recorded as earned Revenue.

Revenue Recognition

In addition to Crowdfunding and Distribution Sales revenues, the Company will recognize revenues from a subscription based and ad supported streaming platform. The platform will offer a freemium, ad supported option (a la Hulu), as well as a premium paid subscription plan. TFN shall also exploit all other opportunities for sales of film projects, on such other platforms as Amazon, or Roku, and including other foreign sales opportunities; in much the same way as HBO can create content for their platform and yet sell these shows elsewhere. Revenue is collected monthly for subscription services and recognized when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Under the Terms of the Company's Operating Agreement, the Company recognizes a Loan due to Members for all reimbursable expenses incurred by any Member on behalf of the Company. The Principal Balance of all Loans due to Members ('the Loan') was $3,262.00 at December 31st, 2018, the Loan accrues interest at Prime plus 1% per annum. The Principal Balance and any Accrued Interest are considered payable at the Company's election or on demand by the Members. The Loan is unsecured. Interest has been accrued during the inception period and has been included in the principal amount of the Loan.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the Company's formation, development activities have commenced, and certain startup expenses have been incurred. These reimbursable expenses are paid out of bank accounts controlled by the Company's Shareholders. All such expenses are allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. The Company did not share any expenses with any related party and Management asserts that the allocation methodology used is reasonable and reflects Management's Estimate of what the expenses would have been on a stand-alone basis.

Under the Terms of the Company's Operating Agreement, the Company recognizes a Loan due to Members for all reimbursable expenses incurred by any Member on behalf of the Company. The Principal Balance of all Loans due to Members ('the Loan') was $3,262.00 at December 31st, 2018, the Loan accrues interest at Prime plus 1% per annum. The Principal Balance and any Accrued Interest are considered payable at the Company's election or on demand by the Members. The Loan is unsecured. Interest has been accrued during the inception period and has been included in the principal amount of the Loan.

NOTE 5 – SUBSEQUENT EVENTS

The following events occurred subsequent to December 31st, 2018:

On January 17th, 2019, the Company Granted a Membership Interest of 7.5% to Iota Capital, LLC ('Iota'), directly from the Capital Accounts of the other Members, in an amount proportionate to their respective share in the Membership Interests prior to the Grant, in exchange for making available to the Company several pieces of sci fi-themed content including pieces wholly owned or licensed by Iota (parent of Recursor.TV).

On July 9th, 2019, the Company underwent Conversion from a Washington Limited Liability Company to a Delaware Corporation. Upon Conversion of the LLC, the Members of the Company experienced a combined Net Taxable Capital Gain of $36,316 on the issuance of 1,660,000 shares of Class A common stock in the newly formed entity: The Fantasy Network Corporation.

Management's Evaluation

Management has evaluated subsequent events that occurred after December 31st, 2018, through July 9th, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

The Fantasy Network

A streaming and crowdfunding network for fantasy film lovers.





◉ Website   📍 Bellingham, WA   FILM & VIDEO

Streaming video meets crowdfunding: TFN is a community-owned film and television network, where fans and creators are empowered to stream, share, and fund their own original stories

$0.00 raised ⓘ

0 Investors	**92** Days Left
% Equity Offered	**$8.3M** Valuation
Equity Offering Type	**$100.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Sustainable Business Model: Viewers watch for free, then voluntarily pledge or subscribe to renew their favorite shows.

- Proven Filmmakers: Founded by the award-winning creators of The Outpost, JourneyQuest, Mythica, The Rangers, and more.

- Community Owned: You're a crucial part of a global network of fans and creators making incredible independent film & television.


WHAT IF FANS COULD BE EMPOWERED
TO DIRECTLY SUPPORT AND RENEW
THE SHOWS THAT THEY LOVE?

OUR STORY

A platform where creators and fans call the shots

Combining the business and creative expertise of Arrowstorm Entertainment (The Outpost), Zombie Orpheus Entertainment (JourneyQuest), The Forge (The Rangers), and Recursor.TV (Nina_Unlocked), **The Fantasy Network throws out the broken streaming video playbook** to create a new kind of network that serves creators and fans, empowering both to produce and support their favorite stories from development to distribution.

It is a funding and distribution network owned and operated by fans and creators, where **the community helps bring new stories to life**. Best of all, it's made for everyone who loves fantasy film and television!


THE FANTASY NETWORK
A COMPANY BY
ZOMBIE ORPHEUS
ENTERTAINMENT
THE FORGE
STUDIOS
ARROWSTORM
ENTERTAINMENT
ZOE
YOU
THE FORGE STUDIOS
RECURSOR
ARROWSTORM
ENTERTAINMENT
THE COMMUNITY
OF FANS & CREATORS
RECURSOR
TV

THE PROBLEM

Independent creators face cancellation, while most streaming video services lose money

Despite the explosion of streaming services, from Prime to NBC and Hulu, **almost every streaming video platform with original content is losing money**, even Netflix.

- Streaming services must continually raise capital and go deeper into debt.
- Independent creators struggle to raise enough to scrape by, fund their next project, and find an audience.
- Audiences have no control over the fate of beloved shows, as their faves get canceled before the story has been finished.

Streaming services need more money, creators need more money, and **viewers who can't afford to subscribe to a dozen channels are turning to piracy**. The streaming video business model is broken.

THE SOLUTION


We put renewal back in the hands of
CREATORS AND AUDIENCES
THE GAMERS: HANDS OF FATE
ZOMBIE ORPHEUS ENTERTAINMENT

By combining the best features of Netflix, Kickstarter, Patreon, and online marketplaces, then adding free content and open accessibility, **TFN makes it easy for a new viewer to join the network at any level of commitment**, from...

- binge-watching a new series for free,
- to submitting their email address as a potential funder,

- to pledging to an individual show they love,
- to subscribing to the platform's premium monthly service,
- to tipping the creator,
- to ordering merch,

...and even to creating their own licensed fan fiction and derivative works or **submitting new projects for funding consideration** by the community.



HOW IT WORKS
A USER STORY
DISCOVERY
Free streaming video makes it easy to binge new favorites
A | WATCH
FOLLOW | B
ENGAGEMENT
An easy email follow form lets fans indicate interest in renewing their favorites
SUPPORT
Pledge directly to help renew a favorite show for a new season
C | PLEDGE
SUBSCRIBE | D
COMMITMENT
Become a premium supporter with exclusive perks and network-wide access
INVENTION
Become a wiki contributor, publish fan art and fan fiction, and even create new shows
E | CREATE

OUR OFFERING

Become a part of the owner community

Your Class B shares entitle you to partial ownership in The Fantasy Network, along with unique investor perks, like an invite to our annual meeting and party in Indianapolis (during Gen Con weekend!), reading new scripts, and even beta access to new features.

EARLY BIRD INVESTOR PERKS

First 48 Hours – Friends & Family Early Birds | 15% Bonus Shares

INVESTOR PERKS
JOIN THE COMMUNITY



$100
- One Year Subscription
- Invite to Annual Meeting & Party
- Access to Private Investors Facebook Group



$250
- Lifetime Subscription
- Early Cast/Crew Announcements
- Invite to private hangouts/livestreams



$500
- Be the first to read and share input on new projects
- Vote on content to develop



$1,000
- Access to private development channel on Discord
- VIP invites to TFN events



$5,000
- Beta access for new features and milestones



$10,000
- Semi-annual livestream HNI meetings
- 5% bonus shares



$20,000
- One set visit per year on TFN films/series
- 10% bonus shares



$50,000+
- Executive Producer credit on a Fantasy Network project



All perks occur after the offering is completed.

OUR TRACTION

Strength in numbers with a community of 600,000+ fans

The combined reach from TFN owner companies alone extends to over 600,000 people, including prior crowdfunding backers, social media followers, email lists, and YouTube subscribers. If TFN captures a conservative percentage of these known fans (1.5%), we magnify that by the known comp in the streaming space (Netflix) with a 1/3 value we come up with a Value of Subscribers of around $3.4 mil. Netflix is the few known comps in this space, with a value of subscribers at $1,100. We took 33% of that for conversion = $363. So, the next step would taking the convertible number of fans (9,368) and magnifying that by our 1/3 % of the known comp (Netflix) * $363 = $3.4M



Not just newbies-- TFN's experienced shareholders have $21.3M in combined film sales with 36 successfully crowdfunded projects*

Not only have the studios that make up TFN exceeded $21M in total film sales, they have *built* their model around in mobilizing a crowd. One of TFN's partners has raised over **$2.5M in the crowdfunding space.** TFN starts with the known fan reach (Subs in Network) with the capture of 10%, we magnify that by known numbers of crowdfunding backers giving us a Crowdfunding reach of over $4 mil. We took our combined subscribers from Youtube and Facebook to be our baseline reach (though we also have Instagram, email lists and others) = 624,563. We took 10% of capturing that subscriber base that may convert = 62,456. Then we used our combines crowdfunding average giving as a multiplier = $4.1mil. *represents combined sales of prior studios*



Proven production successes

The Fantasy Network combines the clout of some of the **industry-leading independent fantasy entertainment companies**, who bring with them decades of experience.

FANTASY NETWORK SHOWS
HAVE APPEARED ON



THE SHADOW CABAL	STROWLERS	MYTHICA	DRAGON HUNTER
DORKNESS RISING	THE RANGERS	THE DARKSPORE	JOURNEYQUEST
THE FELLOWS HIP	THE GAMERS	THE IRON CROWN	
DRAGONSLAYER	THE GODSLAYER	THE OUTPOST	...and many more!

Future content production value

The TFN owner companies have made over **$20 mil in sales from films and series**, with strong ongoing IP that can premiere on TFN. With the original network created in-house, plus partnerships with independent content producers around the world, TFN is positioned to distribute dozens of new films and series annually, even without additional growth.



WHAT WE DO ────────────────

Providing a streamlined platform for fantasy fans and creators

The Fantasy Network is **a digital platform designed to support sustainable storytelling in film and television**, via the following services and features:

- Free and Subscription Streaming Video On-Demand
- Single Storefront for crowdfunding, subscriptions, sales, and digital/physical merch
- Digital/physical fulfillment
- Crowdfunding support for partner producers
- Open World Wiki
- Social Platform and Connection
- Global Distribution and Syndication to third parties
- Live Streaming
- Identity Management and SSO Server

We've already unified many of these services and features to work with a single

login across our entire ecosystem, from mobile apps to television to browser.



ONE PLATFORM
EIGHT INTEGRATED SERVICES
STREAMING VIDEO
BROWSER, APPS, TV
FUNDING PLATFORM
PER PROJECT & MONTHLY
FULFILLMENT
DIGITAL & PHYSICAL
FUNDRAISING
FUND YOUR SHOW
OPEN WORLD WIKI
READ, WRITE, EDIT
SOCIAL PLATFORM
COMMUNITY BUILDING
DISTRIBUTIION
DIRECT & 3RD PARTIES
IDENTITY MANAGEMENT
SSO SERVER & DB

So who are we?



THE FANTASY NETWORK

The Fantasy Network operates as **an independent entity with a clear mission**, serving producers of fantasy and science fiction content with a streaming, fulfillment, and distribution platform.

As content producers themselves, TFN's parent companies are motivated to run a corporation that grows the audience for independent fantasy, deals ethically with content producers, and frees creators to focus on content.



ZOMBIE ORPHEUS ENTERTAINMENT (ZOE)

Creators of four ongoing series – JourneyQuest, The Gamers, Strowlers, and Demon Hunters – plus a number of feature films, shorts, and several weekly live streamed shows, ZOE has crowdfunded millions of dollars for their shows, produced content around the world, and is sustained by a passionate global fandom.



ARROWSTORM ENTERTAINMENT

Arrowstorm Entertainment is a rapidly expanding film production studio, headquartered in Utah, south of Salt Lake City. With over 20 internationally distributed feature films in the science fiction and fantasy genres, Arrowstorm is a powerhouse of creativity, giving life to undiscovered worlds that aim to capture the imagination of audiences worldwide.



THE FORGE STUDIOS

The Forge Studios is a Washington, DC area based production company that primarily focuses on the fantasy and sci-fi genres. The Forge looks towards stories of light and hope like their family friendly film, The Fellows Hip: Rise of the Gamers, or their epic fantasy The Rangers. They also hosted the VIP Film & TV Summit bringing industry professionals to the DC market.



RECURSOR.TV

Recursor.TV (owned by Iota Capital LLC) is a Webby Award winning site featuring science fiction content most of which has been independently produced. The founder of Recursor.TV produced Nina Unlocked, winner of the Boston Sci Fi Film

Festival 2017 Best Series and is currently in post production on Mayfield's Game starring Sean Astin and Academy Award winner Mira Sorvino.

THE MARKET

Taking advantage of a saturated and fragmented market

TFN's position in the streaming and crowdfunding industry is unique. As streaming platforms have proliferated and the market has fragmented, generations of streaming companies have come and gone. Most platforms are reactive: they see Netflix's success and want to replicate a market demand that's already being met, rather than asking what comes next and how to plan for that future demand today.

According to REDEF, the industry also suffers from Walled Garden Syndrome, or a "Build it and they will come" mentality. This expects viewers to subscribe to a service in order to access any of its content, putting stories into a locked silo. The problem is that **silos inhibit discovery**, forcing potential viewers to spend money before they've made an emotional commitment to a story. Meanwhile, market fragmentation creates consumer frustration, with **complaints about the total cost of subscriptions to multiple streaming services** a constant refrain on social media.


Change in Time Spent Watching Pay TV by Age Group
(Live + VOD + DVR + Broadcast, Based on Q3s)
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
2010 2011 2012 2013 2014 2015 2016 2017E 2018
65+ +8%
50-64 -2%
US POP. -20%
35-49 -22%
2-11 -45%
25-34 -47%
12-17 -61%
18-24 -61%
Change in Hours Spent Watching Pay TV per Month by Age Group
(Live + VOD + DVR + Broadcast, Q3 2018 v Q3 2010)
16
-28
-3
-30
-60
-66
-68
-51
US POP 65+ 50-64 35-49 25-34 18-24 12-17 2-11
MEDIA REDEF

That means **shifting our core success metrics from the number of units sold to building a sustaining and loyal audience**. With multiple revenue streams and the ability to pivot based on market demand and interest, TFN reduces reliance on any single model and allows the community's experience and input to help direct our attention.

In a market where companies and equity are looking for a fast exit and large profits, our **focus on long-term sustainable growth** makes TFN even more unusual. Because we are primarily creators with stories to tell, pursuing a buy-out from a larger corporation or equity investment firm is antithetical to our goals. That clear, public commitment in turn motivates **long-term brand loyalty** from the TFN audience.

HOW WE ARE DIFFERENT

A platform that empowers users

TFN makes most content on the platform **free-to-view and shareable**. Thanks to nine years of detailed market data and experience from parent company Zombie Orpheus, we've developed our business with the motto *"You can't pirate the future."* By making access to quality content free, easy, and painless, we empower viewers to act and renew their favorite shows. If enough people pledge to renew a show, it is funded and a new season is greenlit. We also make it easy to support producers and individual creators via Patreon-style monthly subscriptions (scheduled to launch in Q3 2020).



The unified system makes it easy to offer and fulfill not only standard crowdfunding rewards, but for each campaign to offer bonus subscriptions to TFN Premium, our umbrella subscription service that provides first access to new titles. Those premium subscriptions make it easier to cross-promote network content and introduce viewers to new titles.

- **Original Content by Unique Voices** - By combining forces with independent content producers from around the world, we can all leverage our collective strength to reach markets and build partnerships that are typically only open to larger studios or aggregators.

- **Shared Cinematic Universe License Agreement (SCULA)** - A unique and optional copyright alternative, inspired by the Open Culture movement and Creative Commons licenses. Shows that opt-in to the terms of the SCULA allow third-party creation of licensed commercial derivatives, from fan fiction to entire spin-off series. Example licenses are available at http://scu.la. Strowlers, Fartherall, and Demon Hunters, our test cases, have been using the SCULA successfully for two years.
- **A Healthy Community** - By explicitly disallowing hate speech on the platform, it's become a place where diverse and global audiences can coexist peacefully, without negative financial impact on operations and growth. TFN is committed to supporting marginalized voices, the telling of their stories, and building a common culture of acceptance and respect.



THE BUSINESS MODEL

Leveraging our massive community to power growth

Customer Base

Because we begin with content, our existing reach extends to the global audiences for independent successes that include JourneyQuest, Mythica, The Gamers, AFK, One Hit Die, Ren: The Girl With The Mark, Strowlers, The Rangers and many more shows. **The combined fan base has been thrilled to offer support to these creators** with crowdfunding campaigns worth millions of dollars. Even without additional growth, TFN is already delighting these audiences with our focus on **sustainable storytelling and creator-focused operations**.

TFN is designed to appeal explicitly to fandom, an umbrella that encompasses **viewers who are actively and passionately engaged with the content that they love**. From the freedom to create offered by SCULA shows, to the ability to renew their favorites directly, within TFN fandom is empowered do so what they do best: turn the love of good stories into communities that support those stories.


MYTHICA
SWORD
DRAGON hunter
neverland.
THE GAMERS DORKNESS RISING
ROCKETMEN
Legend of DARK RIFT
THE GAMERS
Dark Dungeons
ATTACKING DARKNESS
The Fellows Hip
DEMON HUNTERS DEAD CAMPER LAKE
GOLD FROM THE SKY
CHRISTMAS DRAGON
ORC WARS
THE GAMERS HANDS OF FATE
MYTHICA
ORCS!
DEAD DRIFT
Graaland
ONE HIT DIE
THE DEVOURING DUNGEON
BROKEN CONTINENT
GALACTIC GALAXY
ABRACADAVERS
THE INVENTOR
GAMERS THE SHADOW MENACE
RANGERS
Ren
JourneyQuest
DARK DARKNESS
WALKING IN CIRCLES
FOUR TANKS HEALER
DEMON HUNTERS
HUMANS & HOUSEHOLDS
AFK
WARS
SHINY NEW THINGS

Diverse revenue streams

TFN relies on six distinct revenue sources to support its ecosystem:

- Subscriptions
- Crowdfunding platform fees & campaign management
- Profits from funding and producing original content
- Digital/physical merch sales and distribution
- Direct contributions to creators (tip jar & SCULA profit-sharing)
- Aggregation and distribution to third-party services and platforms

Unlike streaming-only services, this **diversification allows streaming revenues to flux with demand and interest,** with the majority of ongoing revenue and growth coming from the other five sources. This keeps the platform from relying

growth coming from the other five sources. This keeps the platform from relying on endless private equity raises to produce original content, beyond the size or capacity of the subscribing audience.


REVENUE STREAMS
DIVERSIFIED INCOME
SUBSCRIPTIONS
CROWDFUNDING
PLATFORM & SERVICE FEES
ORIGINAL CONTENT
PRODUCTIONS & SALES
REVENUE
MERCH & FULFILLMENT
DIGITAL & PHYSICAL
DIRECT CONTRIBUTIONS
TIPS TO CREATORS
LICENSING
3RD-PARTY DISTRIBUTION

THE VISION

A proprietary tech platform that is built with fan engagement in mind

We first built the core proprietary systems that enable platform independence, including SSO and identity management server that connects our back-end services and front-end experience seamlessly.

Our most recent achievement has unlocked the ability to integrate video-on-demand streaming, pre-funding, crowdfunding, sales, wiki editing, and subscriptions into a unified, single-page experience. With this technical milestone due to begin a phased release to the public in February, we hope to move to our next phase of development by Q3.

Upon achieving sufficient capitalization, we'll enter a long process of executing new milestones that open up the potential of our new platform, including a unique video player that makes our integrated system shareable and embeddable, plugins to enable creators to use our technology on their own sites, improving our crowdfunding dashboard for creators, and reducing interface friction for viewers and subscribers.

TECHNOLOGY
PROVEN SOLUTIONS, NEW INTEGRATIONS



WEBSITE
FRONT END EXPERIENCE
MOBILE APPS
CUSTOM-BUILT EXPERIENCE
WIKI
FAN-CREATED DATA
CENTRAL DATABASE
Connects platforms and services with custom code, identity management, and SSO for seamless front-end experience
TV APPS
PASSIVE VIEWING
VIDEO SERVER
BACK END STREAMING
STORE
PAYMENT & FULFILLMENT

Crowdfunding to create content our fans *want* to see

TFN is preparing a **slate of content crowdfunding campaigns** for partner producers in 2020, beginning with season two of Ren: The Girl with the Mark and season three of AFK. We continue to license content from third-party creators and our parent companies all have numerous projects in the crowdfunding and production queue for 2020, including new seasons of JourneyQuest, The Rangers, and Strowlers.

We are also **pursuing partnerships with distribution companies** who can offer pre-sale agreements for TFN content, as well as more opportunities to **license our library on other platforms**.

Because the film industry is in constant flux and because most deals never reach production, it's important to note that while we have many additional projects and partnerships in development, it's safer to assume that they don't exist unless and until contracts are signed and funding is released.

KICKSTARTER SUCCESSES
FROM PARENT COMPANIES
JourneyQuest Season 3
Successfully funded
101% funded $425,474 pledged 5,602 backers Funded Feb 19 2016
JourneyQuest 4
Successfully funded
103% funded $443,649 pledged 5,586 backers Funded Jul 12 2019
The Gamers: Humans & Households / Natural One
Successfully funded
436% funded $30,560 pledged 818 backers Funded Apr 29 2013
Strowlers: Three New Stories
Successfully funded
105% funded $27,557 pledged 612 backers Funded Mar 15 2019
The Mask of Death
Successfully funded
565% funded $22,600 pledged 587 backers Funded Jul 12 2012
JourneyQuest 3.5 & Campaign Setting
Successfully funded
105% funded $137,615 pledged 2,659 backers Funded Oct 20 2018
The Gamers: Hands of Fate
Successfully funded
126% funded $405,916 pledged 4,311 backers Funded Sep 7 2012

Successfully funded
120% funded $18,144 pledged 435 backers Funded Nov 1 2017
Successfully funded
188% funded $113,028 pledged 1,117 backers Funded Nov 26 2011
Strowlers Preludes: Ireland & Mongolia
Successfully funded
198% funded $23,791 pledged 421 backers Funded Feb 24 2017
Demon Hunters World Bible & Film Script!
Successfully funded
111% funded $15,217 pledged 311 backers Funded Mar 29 2019
Attacking the Darkness - A Feature Mockumentary
Successfully funded
105% funded $26,499 pledged 961 backers Funded Jul 1 2016
Demon Hunters: S.O.L. Webseries
Successfully funded
117% funded $38,644 pledged 676 backers Funded May 19 2017
House Rulez: the Dead Gentlemen Skewer Reality TV
Successfully funded
115% funded $17,370 pledged 444 backers Funded Aug 8 2014
The Gamers: Episode 1
Successfully funded
101% funded $172,297 pledged 3,035 backers Funded Jul 29 2016
Demon Hunters RPG: A Comedy of Terrors
Successfully funded
134% funded $40,367 pledged 468 backers Funded Oct 16 2014
The Gamers: Darkness Rising Definitive Blu-Ray Edition
Successfully funded
817% funded $106,336 pledged 1,976 backers Funded Jun 15 2015
626 Evolution (scifi feature)
Successfully funded
101% funded $25,325 pledged 598 backers Funded Mar 18 2017
Survivor - a scifi feature starring Kevin Sorbo
Successfully funded
167% funded $41,800 pledged 811 backers Funded Feb 8 2014
MAGELLAN - Sci-Fi Feature - A Near-Future Space Thri
Successfully funded
236% funded $47,379 pledged 1,060 backers Funded Nov 3 2016
Orc Wars (feature film)
Successfully funded
124% funded $24,987 pledged 440 backers Funded Apr 7 2013
Mythica 5: The Godslayer
Successfully funded
154% funded $131,087 pledged 2,107 backers Funded Jun 25 2016
The Shadow Cabal (feature film)
Successfully funded
166% funded $33,327 pledged 708 backers Funded Dec 11 2012
Mythica 4: The Iron Crown - starring Kevin Sorbo
Successfully funded
130% funded $97,867 pledged 1,736 backers Funded Feb 17 2016
Osombie (feature film)
Successfully funded
186% funded $27,903 pledged 418 backers Funded Apr 2 2012
We All Fall Down
Successfully funded
102% funded $25,616 pledged 334 backers Funded Dec 19 2015
The Crown and the Dragon (feature film)
Successfully funded
119% funded $11,958 pledged 136 backers Funded Dec 27 2011
Mythica 3: The Necromancer - starring Kevin Sorbo
Successfully funded
119% funded $89,843 pledged 1,478 backers Funded Oct 10 2015
Outlawed Faith the Feature
Successfully funded
110% funded $22,015 pledged 294 backers Funded Dec 16 2016
Mythica 2: The Darkspore - starring Kevin Sorbo
Successfully funded
108% funded $81,099 pledged 1,382 backers Funded May 1 2015
The Rangers Combat Card Game
Successfully funded
140% funded $4,627 pledged 156 backers Funded Feb 29 2016
The Christmas Dragon (feature film)
Successfully funded
102% funded $51,205 pledged 745 backers Funded Sep 25 2014
The Rangers
Successfully funded
116% funded $58,406 pledged 577 backers Funded Apr 10 2014
Mythica: A Quest for Heroes - starring Kevin Sorbo
Successfully funded
125% funded $94,294 pledged 1,527 backers Funded May 20 2014
Weekend Warrior
Successfully funded
213% funded $74,702 pledged 162 backers Funded Jun 22 2017

Marketing

To date our marketing has been entirely based on word-of-mouth and email outreach from our parent companies. A successful raise on Start Engine will allow us to retain dedicated marketing services to begin formal campaigns and

outreach as the platform and our content library mature.

We are booked to exhibit in 2020 at Gen Con Indy, where we hope to again sponsor their film festival (as we did in 2019).



Staffing

A successful raise on StartEngine will enable us to move from incubation to independence, hiring new staff across key areas, including individual management of our technology, marketing, distribution, production, community-building, and crowdfunding initiatives.

OUR TEAM

An unbeatable combination of proven brands and creators

The best technology means nothing without content that people want to watch.

With decades of combined experience, dozens of successful shows and movies, and multiple **passionate global fan bases**, our team knows how to deliver content, engage audiences, and maintain lean, efficient businesses.

As Zombie Orpheus, Arrowstorm, The Forge, and Recursor, we have collectively raised millions of crowdfunding dollars, distributed and sold film and television projects for millions more, and maintained **a creative focus on original storytelling**. Audiences return to us for more, again and again, because we understand that a compelling story with relatable characters is fundamental.

A great company also calls for a great team!

We've assembled **an experienced board of advisors** from a variety of professional backgrounds, but with one common factor: everyone involved with creating The Fantasy Network is an accomplished storyteller who believes in the power of fantasy and science fiction to say something true about our own world. We tell stories that are true to our hearts, stories that matter to us and to our communities, and that passion drives every decision that we make. The Fantasy Network is not only a business, it's **a labor of love from storytellers who care about the future**.

THE TEAM
JAYM GATES
BOARD MEMBER
Editor, author, game developer, futurism consultant, public relations manager.
JAMES SAMBRANO
BOARD MEMBER
Author, educator, and activist with a focus on Indigenous and fantasy storytelling.
ABIE EKENEZAR
BOARD MEMBER
Screenwriter, veteran, cosplayer, convention organizer, actor, and public speaker.
CHUCK BUDREAU
BOARD MEMBER
Founder of the Gen Con Film Festival, indie filmmaker, and Fortune 50 Information Security.
AJAY KISHORE
BOARD MEMBER
Stareable CEO and founder, web television pioneer, fellow at IFP, ran $200 million equity fund,
JESSICA PRICE
BOARD MEMBER
Writer, editor, designer and producer of video and tabletop games
AJIT GEORGE
BOARD MEMBER
Director of Operations at Shanti Bhavan, development specialist, media/games diversity activist.
THE FANTASY NETWORK
BOARD OF ADVISORS
PAUL JUN
BOARD MEMBER
Filmocracy co-founder and CEO, UCSD and CSUF MBA alum, democratizing film industry.
MICHELE CHIAPPETA
BOARD MEMBER
Book editor, & pop culture, business, entrepreneurship, entertainment & education writer
RON NEWCOMB
CEO
CEO of The Forge Studios, a Service Disabled Veteran Owned Small Business (SDVOSB).
BEN DOBYNS
PRESIDENT & CTO
Zombie Orpheus CEO, Fantasy Network founder, and creator of Fan Supported business model.
PETRA WILSON
CFO
Zen Master in Excel, community volunteer, transgender activist, busker, gamemaster
JASON FALLER
CHIEF BUSINESS DEV. OFFICER
Arrowstorm Entertainment CEO, film/TV producer, creator of CW series The Outpost
E.J. KAVOUNAS
CHIEF STRATEGY OFFICER
Recursor.TV founder, creator of the web series Nina Unlocked, investment banking expert.

































WHY INVEST

We want fans and creators to help us achieve our mission

Because TFN is focused on **empowering a global community of fans and creators**, we are funding on StartEngine so that fans and creators can become stakeholders in our mission and company.

If you want to own a studio that will fund films by and for Hollywood celebrities,

you're in the wrong place.

If you want to **own part of a community-focused studio that empowers YOUR voice** to watch, create, fund, and distribute independent fantasy film and television, this project is for you!



Technology & Business Plan Development

Assess viability and create a plan

SSO Milestone

Database API integration achieved

StartEngine Campaign Launches

Equity raise begins

Patreon-style support for creators enabled (ANTICIPATED)

Subscribe to individual creators for monthly rewards

TFN Officially Launches

Subscription access to the public opens at Gen Con 2018

Crowdfunding technology integrated

Move to new tech stack planned

TFN Crowdfunds "Ren Season Two" (ANTICIPATED)

UK fantasy show Kickstarter launches

| 2018 | August 2018 | February 2019 | November 2019 | January 2020 | February 2020 | Q3 2020 |
| January 2018 | September 2018 | August 2019 | December 2019 | February 2020 | March 2020 | August 2020 |

TFN Begins Greenlighting Original Content

Crowdfunding campaign for One Hit Die Season 3 succeeds

New Streaming Back End Contracted

Move to new tech stack begins

TFN Crowdfunds "AFK Season 3" (ANTICIPATED)

New Zealand show Kickstarter launches

TFN Beta Launches

Access granted to Patreon and

TFN Sponsors Gen Con Film Festival

New Version Launches (ANTICIPATED)

TFN Sponsors Gen Con Film Festival (ANTICIPATED)

Patreon and
Kickstarter backers
from parent
companies

Subscriptions increase
in response to
increased visibility

TFN v2 completes
move to custom-built
streaming service

(ANTICIPATED)

Festival sponsorship
and booth in
exhibition hall

In the Press



SHOW MORE

Meet Our Team







Ron Newcomb

Chief Executive Officer, TFN Managing Member (The Forge Studios)

After time as a US Marine, and Police Officer, Ron has written and directed award-winning short and feature-length independent films. He founded the FCF, a network of over 1800 faith-based filmmakers and film enthusiasts, organized and co-leads the DMV Producers Association, as well as being involved in other film groups. He is also one of the founders of The Fantasy Network. Under his Opening Act Production, LLC team, Ron developed the feature film, The Fellows Hip: Rise of the Gamers, a coming-of-age story about how a group of four friends learns there's a little bit of geek and hero in all of us. Since its debut in 2013, TFH has been distributed internationally and has been dubbed in several foreign languages. Ron

Jason Faller

Chief Business Development Officer, TFN Managing Member (Arrowstorm Entertainment)

Jason is a lifelong entrepreneur in the video game and film industries. He's produced many internationally distributed feature films, including Pride and Prejudice, Moving McAllister, Dragon Hunter, Osombie, Orc Wars, The Shadow Cabal & Mythica. He prides himself in his hard business sense (BYU MBA), and his limitless creative genius.

Besides with TFN, Jason works at Arrowstorm Entertainment

Jason's primary occupation is with Arrowstorm Entertainment. He works for TFN 15 hours per week.

Ben Dobyns

CTO, President of TFN Board of Directors, TFN Managing Member (Zombie Orpheous Entertainment aka: ZOE)

Ben is an experienced Chief Executive Officer with a demonstrated history of working in the entertainment industry. He's skilled in Production Management, Distribution, Media Production, and Feature Film Development. He's strong in business development professional with two BAs in Film and Writing from Pacific Lutheran University.

Besides with TFN, Ben works at Zombie Orpheus Entertainment.

Ben's primary occupation is with Zombie Orpheus Entertainment. He works for TFN 20 hours per week.

*also produced, Made in the USA: A 30 Day
Journey, which is a documentary that
explores what the brand "Made in the USA"
really means these days. Ron's innovative
transmedia concept, along with his strong IP
of The Rangers will help create a new,
dynamic and lucrative model for
independent filmmaking.*

*Besides with TFN, Ron works at The Forge
Studios and HMS Technologies*

*Ron's primary occupation is with HMS
Technologies. He works for TFN 20 hours per
week.*



E.J. Kavounas

Chief Strategy Officer
(Recurser.TV)

*E.J. is a producer and investor with a lifelong
passion for science fiction. He founded the
Webby Award winning sci-fi portal
Recursor.TV and created the original series
Nina_Unlocked, winner 2017 Best Series,
Boston Sci Fi Film Festival. He has financed
several feature films and media companies
while working as a Managing Director in
investment banking at Credit Suisse and
began his career on the television series
Babylon 5. He has an MBA from The
Wharton School of the University of
Pennsylvania and attended Middlebury
College as an undergrad. A Board Member of
KIPP LA Public Schools, a leading not-for-
profit school system serving under-privileged
children in East and South Los Angeles.*

*Besides with TFN, E.J. works at Iota Capital
LLC and East Beach Capital.*

*E.J.'s primary occupation is with Iota Capital
LLC (owner of Recursor.TV). He works for TFN
up to 15 hours per week.*

Offering Summary

Company : The Fantasy Network Corporation

Corporate Address : 4152 Meridian St. Suite 105 #65, Bellingham, WA 98226

Offering Minimum : $10,000.00

Offering Maximum : $107,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name : Class B Non-Voting Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 21,400

Price per Share : $5.00

Pre-Money Valuation : $8,300,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

EARLY BIRD INVESTOR PERKS

First 48 Hours – Friends & Family Early Birds | 15% Bonus Shares

Next Five Days – Early Bird Bonus | 10% Bonus Shares

Volume-based

$100+ one year subscription, invite to the annual meeting and party, access to private investors Facebook group.

$250+ Lifetime subscription, Early cast/crew announcements, invite to private hangouts Livestream.

$500+ Be the first to read and share new input on projects, vote on content to develop.

$1,000+ Access to private development channel on discord, VIP invites to TFN events

$5,000+ Beta access for new features and milestones

$10,000+ Semi-annual Livestream HNI meeting, 5% bonus shares

$20,000+ One site visit per year on TFN films / series - 10% bonus shares

$50,000+ executive producer credit on a Fantasy Network project

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Fantasy Network Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5/ share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information





EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SIZZLE REEL

We are the dreamers.

From every corner and nation.

We have found each other.

All from different paths of life,

yet united in one voice.

One voice.

We are the storytellers,

the dungeon masters,

the artists and cosplayers.

We've never fit neatly in a box.

We are fellow sojourners

who can now be heard.

We are kings in another galaxy.

We just might have been

born in the wrong time,

the wrong universe.

But one thing is for certain:

we know who we are.

We know who our community is.

We are The Fantasy Network.

Fans and creators,

we have come together.

We decide the stories and series,

and we support the ones

who have a story to tell.

In a world of reboots

and superficial films,

it's good to know we have a home.

Join us in the fantasy,

and own your reality.

00:01:37,183 --> 00:01:42,933

The Fantasy Network: Epic is waiting.

INTERVIEWS

- Hi, I'm Griffin.

- And I'm Morgan.

And we produced Abracadavers.

- And we are also the

fresh faces of The Fantasy Network.

- Well, our show is

freshly on The Fantasy Network.

- And our show is fresh

on The Fantasy Network.

- Hi, this is Lakeisha Jackson,

the writer and director of

a new show on

The Fantasy Network,

called Shiny New Things.

- Hey, I am Jason De Ford,

producer of Gold From the Sky

and director of Chapter One

of said series.

- Hi, my name is Wilson Large,

and I am the manager of

D4 Productions, LLC.

- And we went to so many

different distributors and

different channels to try to

find the best possible

home for this webseries.

And when we came across

The Fantasy Network,

we immediately saw the potential.

- We are so excited to be

a part of The Fantasy Network.

They have some amazing functions

and features coming out for

the viewing audience, so I hope

that you guys check out

the producers and the content

and support the channel.

By doing that, you will be

supporting the indie filmmaking

community directly, because

this channel is run by filmmakers.

- You know, the folks, Ron and Ben

and everyone else

over at The Fantasy Network

understand me,

they understand my plight.

- People are honest about

the content and the work

that they're doing and the

work that they'll work with you.

- Yeah, what excites us is

making more content,

and The Fantasy Network has

all the right tools,

and it's the right platform

to do that.

- It's a platform that unites

both creators and their audiences

to work together to produce

unique content that

both parties are passionate about.

- It's been great to work with

The Fantasy Network,

because they give me a quarterly

report, always.

I always get some money.

It's amazing.

It's the coolest thing ever.

- JourneyQuest, and Gamers,

and Standard Action, and AFK.

Like, all of your fantasy stuff,

all in one place.

- There are very few things that

I feel super passionate about,

and one of them is,

as an independent filmmaker,

how amazing The Fantasy Network is.

- So check them out at

TheFantasy.Network,

and see what 2020 has in store.

- My name is Ben Dobyns,

and I am one of the founders

of The Fantasy Network.

And we are on Start Engine,

to allow fans and creators

to become owners in what

we think is an entirely new

kind of subscription video platform.

We've built quite a bit of unique,

new technology from the ground-up,

to allow us to let people support

and watch the shows that they love,

in one place.

We've all gone through this process

of seeing a story that we love

go unfinished, because it

got cancelled.

And our platform and our process

puts the power back in the hands

of the audiences who love these stories,

to say no, this show deserves to live,

I'm going to support it

in whatever way I can.

That requires flexibility,

it requires imagination,

and it requires collaboration

in a community that's working

towards a common goal.

And that's really why we've

created The Fantasy Network.

How can we all make a

committment to sustainable

storytelling and production,

telling stories from around the world

that matter, from unique and diverse

and creative voices?

It's taken ten years of research

and work, and the collective efforts

of four companies to get to this point,

and we are thrilled to share this

with you, and to make sure

that this is a platform that remains,

for the long-term, something owned

by fans and by creators.

Check it out.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "THE FANTASY NETWORK CORPORATION" IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWELFTH DAY OF JULY, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "THE FANTASY NETWORK CORPORATION" WAS INCORPORATED ON THE TENTH DAY OF JULY, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.



Jeffrey W. Bullock, Secretary of State

7509076 8300

SR# 20195944852

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203205307

Date: 07-12-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:03 PM 07/10/2019
FILED 08:03 PM 07/10/2019
SR 20195908050 - File Number 7509076

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Washington.

2.) The jurisdiction immediately prior to filing this Certificate is Washington.

3.) The date the Limited Liability Company first formed is March 6, 2018.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is The Fantasy Network LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is The Fantasy Network Corporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 10th day of July, A.D. 2019.

By: [signature]

Name: Benjamin Dobyns
Print or Type

Title: Manager
Print or Type

DE108 - 08/27/2007 C T System Online

CERTIFICATE OF INCORPORATION
OF
THE FANTASY NETWORK CORPORATION

Article I

The name of the corporation is The Fantasy Network Corporation (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street – Corporation Trust Center, New Castle County, Wilmington, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, consisting of: (i) Three Million (3,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Two Million (2,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:03 PM 07/10/2019
FILED 08:03 PM 07/10/2019
SR 20195908050 - File Number 7509076

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on June 10, 2019.



Jeffrey S. Marks, Incorporator